[Missing Graphic Reference]	William J. Evers Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street Newark, NJ 07102 Tel (973) 802-3716 William.evers@prudential.com

FILED VIA EDGAR CORRESPONDENCE

March 26, 2015

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184541)

Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184542)

Dear Ms. Samuel:

The purpose of this correspondence is to respond to Staff comments received orally on March 25, 2015.  The Staff’s comments (with specific page number references) relate to the prospectus that was filed for Pruco Life’s Prudential Defined Income Variable Annuity (File No. 333-184541) in Post-Effective Amendment No. 5 to the N-4 registration statement.  Also, we are responding to these comments with the understanding that the same comments apply, as applicable, to the other Registration Statement Amendment (referenced above) filed on January 22, 2015.

Upon satisfaction of our revisions and/or further comment, we plan to file a Post-Effective Amendment under Rule 485(b) for each Registration Statement that will include exhibits and financial statements with a consent of our independent auditor.

The Staff’s comments and our proposed responses are below.

1.	Comment:

Clarify whether the new Tax Efficient Annuity Benefit Payout Option is available with existing Annuities or only available with the purchase of an Annuity on and after April 27, 2015, the effective date of the Prospectus.

Response:

We have added the second sentence to the disclosure at the beginning of the Tax Efficient Annuity Benefit Payout Option on the attached page 15 that provides the following:

“The Tax Efficient Annuity Payout Option is available to contract owners who purchased the Annuity in states where this option has been approved and who have submitted an application dated on or after April 27, 2015.  If you purchased this Annuity prior to April 27, 2015, the Tax Efficient Annuity Payout Option is not available to you.”

2.	Comment:

Rate Sheet Prospectus Supplement

Add language making it clear that the Rate Sheet Prospectus Supplement applicable to an investor is the one attached to the current prospectus the investor receives at the point of sale.

Response:

In the first paragraph under the section “The Defined Income Benefit’s Rate Sheet Prospectus Supplement,” we have added a sentence indicating that the Rate Sheet Prospectus Supplement applicable to the Annuity is the one that is attached to the prospectus at the time of purchase as indicated on the attached page 10.

Please call me at (973) 802-3716, if you have any questions.

Sincerely,

Pruco Life Insurance Company

 /s/William J. Evers

William J. Evers
Vice President, Corporate Counsel

Income Amount) that reduces your Account Value to Zero or if you take a Non-Lifetime Withdrawal that reduces your Account Value to Zero, the Annuity terminates and we will pay no additional amounts to you.

Unless you request an alternate mode of payment we make available, we make such Guarantee Payments once each Annuity Year.

We will commute any Guarantee Payments due and pay you a lump sum if the total Guarantee Payment due each Annuity Year is less than $100. We commute the Guarantee Payments in a manner equivalent to commuting payments for:
▪	a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other’s spouse when Guarantee Payments would begin, or
▪	a single life fixed annuity if there is a Remaining Designated Life under this Rider, or if the Defined Income Benefit was issued with a Single Designated Life.

We use the same basis that is used to calculate the guaranteed annuity rates in the Annuity.

Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as guarantee payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments. If your Account Value is reduced to zero due to withdrawals of Excess Income or annuitization, any Death Benefit value, including the Return of Purchase Payments Amount, will terminate and no Death Benefit amount is payable. This means that any Death Benefit is terminated and no Death Benefit is payable if your Account Value is reduced to zero as the result of either a withdrawal in excess of your Guaranteed Income Amount or less than or equal to, your Guaranteed Income Amount. (See “Death Benefits” for more information.)

In addition to the guaranteed lifetime income feature, the Defined Income Benefit also provides for Traditional Annuity Payments and a Death Benefit. Please see the “Annuity Options” section below and the “Death Benefit – Return of Purchase Payments Death Benefit” section below for a description of the Return of Purchase Payments Death Benefit that applies under the Defined Income Benefit.

Tax Efficient Annuity Payout Option

This option is only available for non-qualified annuities.

The Tax Efficient Annuity Payout Option is available to contract owners who purchased the Annuity in states where this option has been approved and who have submitted an application dated on or after April 27, 2015.  If you purchased this Annuity prior to April 27, 2015, the Tax Efficient Annuity Payout Option is not available to you.

If you elect the Tax Efficient Annuity Payout Option, we will begin making Tax Efficient Annuity Payments to you on the Tax Efficient Benefit Commencement Date as described below.  We will continue to make payments to you even if your Account Value is reduced to zero, other than for a full surrender, after Tax Efficient Annuity Payments begin.  Under this option, each payment represents a combination of investment gain and cost basis until all cost basis has been recovered.  This differs from how payments are taxed under the Guaranteed Income Amount Option.  Under the Guaranteed Income Amount Option, payments are taxed as ordinary income until all investment gain has been withdrawn.  Due to the difference in how the payments are taxed under both options, Tax Efficient Annuity Payments may be higher after taxes compared to payments under the Guaranteed Income Amount Option depending on the amount of cost basis in your Annuity.  Once all investment gain has been withdrawn from your Annuity, Tax Efficient Annuity Payments could be lower after taxes compared to payments under the Guaranteed Income Amount Option.

Please consult with your Financial Professional and tax advisor to determine whether this option is appropriate for you and your income needs.  Please see the “Tax Considerations” section for important details regarding the tax treatment of payments under the Tax Efficient Annuity Payout Option.

In addition, under the Tax Efficient Annuity Payout Option, the Income Percentage and the Income Growth Rate work the same as if you elected the Guaranteed Income Amount Option described above.  If you elect the Tax Efficient Annuity Payout Option, however, the applicable Tax Efficient Annuity Percentage will be less than the Income Percentage.  The amount of the reduction is shown in the Rate Sheet Prospectus Supplement that accompanies this Prospectus.

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DEFINED INCOME BENEFIT

The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to receive periodic income payments  over your lifetime (“Single Designated Life”), or over your and your spouse’s lives (“Spousal Designated Lives”) through one of two payout options. (SEC Comment 5)Generally, if your Account Value is reduced to zero and you meet certain requirements, we pay a remaining value based on the payout option chosen, as described below under “Guaranteed Income Amount” and “Tax Efficient Annuity Amount.”  You can elect either one of these options (but not both) at the time you apply for the Annuity, or later, after the Annuity has been issued and when you decide to take lifetime income. (SEC Comment 6) This benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount (described below), subject to the terms of the benefit. The Defined Income Benefit is part of your Annuity and is not an optional benefit and may not be revoked. You may not terminate the Defined Income Benefit. The Defined Income Benefit will terminate only upon specified events (see “Termination of the Benefit,” below).

When you purchase the Annuity, you must make a permanent decision whether you wish to own the Single or Spousal version of the Defined Income Benefit. Based upon your decision, the Defined Income Benefit guarantees the ability to withdraw the Guaranteed Income Amount or receive the Tax Efficient Annuity Amount, depending on which payout option you choose.  Each Annuity Year, you may withdraw this amount until the death of the Single Designated Life or Remaining Designated Life regardless of the impact of Sub-account performance on the Account Value. The Defined Income Benefit is subject to our rules regarding the timing and amount of withdrawals. Please see below under “Impact of Non-Lifetime Withdrawals on the Guaranteed Income Amount,” “Impact of Non-Lifetime Withdrawals on the Tax Efficient Annuity Amount,” and “Impact of Lifetime Withdrawals on the Guaranteed Income Amount”

Under the Defined Income Benefit, guaranteed payments are available as either an income option (“Guaranteed Income Option”) or as an additional annuity payout option (“Tax Efficient Annuity Payout Option”). You may elect either option, but not both.    When you elect one of the payment options, the other option will no longer be available to you.  The Tax Efficient Annuity Payout Option may not be appropriate for you if you have no investment gain in your Annuity.  Therefore, investment gain is a requirement for electing the Tax Efficient Annuity Payout Option.  Before electing either option, please consult with your Financial Professional and your tax advisor to determine which option best suits your income needs.  The Tax Efficient Annuity Payout Option is only available if your Annuity is a non-qualified annuity.

The Defined Income Benefit’s Rate Sheet Prospectus Supplement

The current Income Growth Rate, Income Percentages, and Tax Efficient Annuity Percentages that are used to determine the Guaranteed Income Amount under the Guaranteed Income Amount Option, and the Tax Efficient Annuity Amount under the Tax Efficient Annuity Payout Option are disclosed in the Rate Sheet Prospectus Supplement. The applicable Rate Sheet Prospectus Supplement is attached to the prospectus you receive at the time you purchase your Annuity.  Rates and effective dates reflected in the Rate Sheet Prospectus Supplement each month replace and supersede those reflected in any prior month’s Rate Sheet Prospectus Supplement.  Please refer to the dates on the Rate Sheet Prospectus Supplement at the time you purchase the annuity.  If the dates on the Rate Sheet Prospectus Supplement have expired, we will deliver the current Rate Sheet Prospectus Supplement to you.

 Please note, in order to receive the applicable Income Growth Rate, Income Percentages, and Tax Efficient Annuity Percentages stated in a Rate Sheet Prospectus Supplement, your application must be signed and received by us in Good Order within the stated time period during which such rates will be applicable. The rates applicable to your Annuity will not change for the life of your Annuity. This means that the Income Growth Rate,  Income Percentages, and Tax Efficient Annuity Percentages for your Annuity will not change once established. Rates reflected in any Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your Annuity application and the date we receive it in Good Order will not apply to your Annuity. You should not purchase the Annuity without first obtaining the applicable Rate Sheet Prospectus Supplement, containing the available Income Growth Rate, Income Percentages, and Tax Efficient Annuity Percentages applicable at the time.

Please see Appendix C to this Prospectus for examples demonstrating how the Guaranteed Income Amount and the Tax Efficient Annuity Amount are calculated using various, assumed Income Growth Rates,  Income Percentages, and Tax Efficient Annuity Percentages. The examples are purely hypothetical and are intended to illustrate how we would determine the Guaranteed Income Amount and the Tax Efficient Annuity Amount for an Annuity. Your Guaranteed Income Amount and Tax Efficient Annuity Amount would be different than the examples in the Appendix depending on the Income Growth Rate,  Income Percentages, and Tax Efficient

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